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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

WPT ENTERPRISES, INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
98211W 10 8
(CUSIP Number)
Brad Berman
130 Cheshire Lane
Minnetonka, Minnesota 55305
(952) 449-7000

With a copy to:
Martin R. Rosenbaum, Esq.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Phone: (612) 672-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 3, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92811W 10 8	Page	2	of	4

1	NAMES OF REPORTING PERSONS Brad Berman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,110,225

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,110,225

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,110,225

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

ITEM 1.	SECURITY AND ISSUER
This Schedule 13D relates to the common stock, $.001 par value, of WPT Enterprises, Inc., a Delaware corporation (the “Company” the “Issuer” or “WPTE”). The address of the Company’s principal executive office is 5700 Wilshire Blvd., Suite 350, Los Angeles, CA 90036.

ITEM 2.	IDENTITY AND BACKGROUND
(a)-(c) Brad Berman, the person filing this Schedule 13D (the “Reporting Person”), is a director of WPTE. His business address is 130 Cheshire Lane, Minnetonka, MN 55305.
(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
All shares acquired since the previous filing were acquired by use of personal funds in open market transactions.

ITEM 4.	PURPOSE OF TRANSACTION
The shares of WPTE Common Stock currently owned by the Reporting Person are held by the Reporting Person solely for investment purposes. The reporting person is a director of WPTE. Although the Reporting Person has not formulated any other definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of WPTE if and when he deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of WPTE to the extent deemed advisable in light of market conditions, investment policies and other factors.
Except as reported in Item 3, the Reporting Person has no current plans or proposals with respect to WPTE which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN THE SECURITIES OF THE ISSUER
(a) and (b) The Reporting Person beneficially owns and has sole voting power and sole power to dispose with respect to 2,110,225 shares of Common Stock of WPTE, including options to purchase 13,334 shares of WPTE common stock held by the Reporting Person that may be exercised within 60 days.
The Reporting Person beneficially owns 10.3% of WPTE’s Common Stock. Based upon the most recently filed Form 10-Q, WPTE has 20,491,993 shares outstanding as of November 5, 2008.

(c) The following transactions have taken place since the reporting person’s last filing:

Date	No. of Shares	Price
12/02/08	25,000	$0.36
12/03/08	200,000	$0.3688
All of the above transactions were open market purchases.
(d), (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
The Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
None
SIGNATURE
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: December 9, 2008
/s/ Brad Berman
Brad Berman